--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                         ------------------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2000.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                Beechfield House
                            Lyme Green Business Park
                         Macclesfield Cheshire SK11 0JL
                                     England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X] Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ] No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-____________ .

         Attached to the Registrant's Form 6-K for the month of June 2000 and incorporated by reference herein is the Registrant's announcement as reported to the Company Announcements Office of the London Stock Exchange on June 23, 2000.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    PROTHERICS PLC



Date:    July 10, 2000              By: /s/ Andrew J. Heath
                                        ----------------------------------------
                                        Andrew J. Heath, M.D., Ph.D.
                                        Chief Executive Officer

[PROTHERICS LOGO]



23 JUNE 2000

                                 PROTHERICS PLC

                               PRELIMINARY RESULTS

Protherics PLC, the UK drug discovery and immunotherapeutics company, today announces its preliminary results for the year ended 31 March 2000. Protherics was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc.

                                   HIGHLIGHTS

- Angiotensin vaccine Phase I trials successfully completed. Phase II trials expected to begin later this year.

- CroTAb(R) approval anticipated for Autumn following submission of further information to US Food and Drug Administration (FDA).

- Collaborative agreement signed with Eli Lilly and Company using Protherics' Computer-aided Molecular Design (CAMD) technology to develop Factor Xa inhibitors.

- DigiTAb(R) marketing application accepted for review by the FDA in October 1999.

- TriTAb(R) application submitted for FDA clearance of critical Phase III trials.

- CytoTAb(TM) achieved promising results in its Phase IIb study for Sepsis. A partner is being sought for Phase III trials for this indication.

- R&D costs reduced by (pound)0.8 million to (pound)9.0 million due to restructuring and headcount reduction undertaken after the merger.

- Cash balances of (pound)3.9 million at 31 March 2000 have since been enhanced by the (pound)5.2 million net proceeds from the recent issue of Convertible Debentures.

- Turnover for the year was (pound)1.6 million, down from (pound)2.8 million in the prior year due to the timing of milestone payments.

- Overall loss for the year, including a (pound)1.9 million exceptional charge relating to the merger, was (pound)15.5 million.

Commenting on the results, Chairman Stuart Wallis said:

         "I have been impressed by the real progress made across the business in the last few months. The strength of our product portfolio and the range of our projects, combined with the focused and slimmed down organisation now in place, provides a sound base for the future."

CHAIRMAN'S STATEMENT

This past year has been one of change and development, starting with the creation of Protherics in September 1999 from the merger of Proteus and Therapeutic Antibodies. Since then, the Group has achieved some notable successes in both its Computer-aided Molecular Design and immunotherapeutics businesses. These include:

- A collaborative agreement with Eli Lilly and Company based on our Factor Xa anti-thrombotic compounds. If the current success is maintained, the agreement has the potential of delivering tens of millions of dollars in milestones and further royalties.

- The progression of our Angiotensin Vaccine against high blood pressure to planned Phase II clinical studies, having achieved positive results at this critical Phase I stage. This unique product demonstrated its ability to raise antibodies against angiotensin in human volunteers, with encouraging indications that the antibodies are capable of achieving angiotensin blockade, and

- The demonstration of leading edge technology in the use of our Computer-aided Molecular Design capability to accurately and rapidly screen millions of chemical compounds against therapeutic targets, and identify potential drug leads.

Although the delay in approval by the U.S. Food and Drug Administration (FDA) of our CroTAb(R) antivenom was a setback, all the further information requested has now been submitted, and we are confident of receiving marketing approval by the autumn of this year. In addition, (pound)5.2 million of funding (net of expenses) has now been raised via a convertible debenture, which should provide sufficient funds to take the Group into 2001, beyond this approval point.

All of our other major projects continue to progress well: the DigiTAb(R) digoxin overdose treatment is also at the regulatory approval stage in the U.S. with marketing approval anticipated in mid 2001, and clearance (IND) is awaited to allow TriTAb(R) to enter its final stage of clinical trials. We are now actively seeking a partner to progress CytoTAb(TM), the anti-TNFa treatment, and our licensee, ML Laboratories, is advancing Prolog, the GnRH vaccine, in an extended Phase IIa clinical trial. The Tryptase inhibitor project, aimed at asthma and other inflammatory diseases, has also made good progress over the last year.

Following the merger, the new management team promptly reorganised the business, reducing total headcount by 34% from 206 to 135, consolidating the Group's R&D efforts at our Macclesfield site and achieving a substantial reduction in the cost base. The results of this reduction are not yet fully reflected in the figures for the year under review, and indeed some one-off costs were incurred. As we move forward, however, this action will stand the Group in good stead.

Under merger accounting principles, the financial information for the current and previous years has been presented as if the companies had been merged throughout, although this has been the case for only the last six months of the year to 31 March 2000. Turnover for the year was (pound)1.6 million, down from (pound)2.8 million in the prior year, due to the timing of milestone payments. Research and development costs were reduced by (pound)0.8 million to (pound)9.0 million in the year, as the results of the headcount reduction began to take effect in the last quarter of the year. Redundancy and severance costs, increased depreciation and disposal of non-core assets resulted in other administration expenses increasing to (pound)6.1 million from (pound)5.6 million in the prior year. Despite the reduction in operating costs overall, operating loss for the year increased to (pound)13.6 million from (pound)12.9 million. Loss for the year,


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including (pound)1.9 million of one-off costs associated with the Merger, increased to (pound)15.5 million from (pound)13.0 million, and loss per share increased to 10.50p from 9.89p. Cash balances of (pound)3.9 million at the year end have since been enhanced by the proceeds of the convertible debenture.

In conclusion, I have been impressed by the real progress made across the business in the last few months. The strength of our product portfolio and the range of our projects, combined with the focused and slimmed down organisation now in place, provides a sound base for the future.

S M Wallis
Chairman

FOR FURTHER INFORMATION, PLEASE CONTACT:

Barry Riley, Finance Director                    Tel: 01625 500555
Protherics PLC

Laura Frost                                      Tel: 020 7379 5151
The Maitland Consultancy




PROTHERICS PLC

Protherics PLC was formed on 15 September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutics and computer-aided molecular design.

The Company's ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

An electronic version of this news release is available at http://www.protherics.com.



This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called "forward looking statements." These statements can be identified by introductory words such as "expects," "plans," "will," "estimates," "forecasts," "projects," or words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are used in discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

PROTHERICS PLC

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)

FOR THE YEAR ENDED 31 MARCH 2000

                                                                        31 MARCH     31 March
                                                                          2000         1999
                                                                       (pound)000   (pound)000
TURNOVER                                                                  1,598        2,847
Cost of goods sold                                                          (75)        (276)
---------------------------------------------------------------------------------------------------
Gross profit                                                              1,523        2,571
Administration expenses
   Research & development costs                                          (9,029)      (9,865)
   Other administration expenses                                         (6,118)      (5,574)
---------------------------------------------------------------------------------------------------
OPERATING LOSS                                                          (13,624)     (12,868)
Merger expenses                                                          (1,908)          --
Interest receivable                                                         389          671
Interest payable                                                           (311)        (820)
---------------------------------------------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE AND AFTER TAXATION FOR THE YEAR      (15,454)     (13,017)
---------------------------------------------------------------------------------------------------
Loss per share                                                          (10.50P)      (9.89p)
---------------------------------------------------------------------------------------------------
Diluted loss per share                                                  (10.49P)      (9.88p)
---------------------------------------------------------------------------------------------------

The Group's turnover and expenses all relate to continuing activities.

The loss for the year has been calculated on the historical cost basis.



CONSOLIDATED BALANCED SHEET (UNAUDITED)

AT 31 MARCH 2000

                                                                          2000         1999
                                                                       (pound)000   (pound)000
TANGIBLE FIXED ASSETS                                                     5,853        8,270
---------------------------------------------------------------------------------------------------

CURRENT ASSETS
Stocks                                                                       70          190
Debtors                                                                     444        1,113
Cash at bank and in hand                                                  3,947        9,572
---------------------------------------------------------------------------------------------------
                                                                          4,461       10,875
CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR                          (4,161)      (3,648)
---------------------------------------------------------------------------------------------------

NET CURRENT ASSETS                                                          300        7,227
---------------------------------------------------------------------------------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                     6,153       15,497

CREDITORS - AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                 (1,152)      (3,623)
---------------------------------------------------------------------------------------------------

NET ASSETS                                                                5,001       11,874
---------------------------------------------------------------------------------------------------

CAPITAL AND RESERVES
Called up equity share capital                                            3,157        2,691
Share premium account                                                    55,350       47,171
Other reserves                                                           51,163       51,163
Profit & loss account                                                  (104,669)     (89,151)
---------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                                5,001       11,874
---------------------------------------------------------------------------------------------------

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS
(UNAUDITED)

                                             Share       Share      Merger       Profit &       Total
                                            Capital     Premium     Reserve        Loss
                                                                                  Account
                                          (pound)000  (pound)000  (pound)000    (pound)000   (pound)000
At 1 April 1999 (as previously
reported)
  Proteus                                    1,480       47,171           --       (40,969)       7,682
  Therapeutic Antibodies                        --       52,342           --       (47,751)       4,591
Shares issued on merger                      1,211           --           --            --        1,211
Alignment of accounting policy                  --           --           --          (431)        (431)
Merger adjustment                               --      (52,342)      52,342            --           --
Consolidation adjustment                        --           --       (1,179)           --       (1,179)
---------------------------------------------------------------------------------------------------------
As restated                                  2,691       47,171       51,163       (89,151)      11,874

Placing of 23,325,000 ordinary shares
at 40p per share                               466        8,864           --            --        9,330
Expenses paid in connection with share
issue                                           --         (685)          --            --         (685)
Exchange movement                               --           --           --           (64)         (64)
Retained loss for the year                      --           --           --       (15,454)     (15,454)
---------------------------------------------------------------------------------------------------------
At 31 March 2000                             3,157       55,350       51,163      (104,669)       5,001
---------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(UNAUDITED)

                                                             2000         1999
                                                          (pound)000   (pound)000
Loss for the financial year                                (15,454)     (13,017)
Currency translation differences on foreign currency
net investments                                                (64)        (132)
---------------------------------------------------------------------------------------
Total recognised loss for the year                         (15,518)     (13,149)
---------------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
FOR THE YEAR ENDED 31 MARCH 2000

                                                                     2000          1999
                                                                 (pound)000    (pound)000
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                         (12,664)     (10,828)

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                      436          635
Interest paid                                                         (324)        (760)
                                                               --------------------------
NET CASH INFLOW/(OUTFLOW) FROM RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE                                                   112         (125)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Payments to acquire tangible fixed assets                             (615)      (1,337)
Proceeds from sale of tangible fixed assets                            355           --
                                                               --------------------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL
INVESTMENT                                                            (260)      (1,337)
                                                               --------------------------
NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND
FINANCING                                                          (12,812)     (12,290)

MANAGEMENT OF LIQUID RESOURCES
Cash withdrawn from/(invested in) money market deposits              4,073       (4,079)
                                                               --------------------------
NET CASH INFLOW/(OUTFLOW) FROM MANAGEMENT OF LIQUID RESOURCES        4,073       (4,079)

FINANCING
Issue of share capital, net                                          8,645       15,485
Loans taken out                                                      2,894        3,751
Repayment of loans                                                  (3,740)      (1,360)
Repayment of finance leases and hire purchase agreements              (623)      (1,085)
                                                               --------------------------

NET CASH INFLOW FROM FINANCING                                       7,176       16,791

-----------------------------------------------------------------------------------------
(Decrease)/increase in cash during the year                         (1,563)         422
-----------------------------------------------------------------------------------------




RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES (UNAUDITED)

                                                                  31 MARCH     31 March
                                                                     2000        1999
                                                                 (pound)000   (pound)000
OPERATING LOSS                                                     (13,624)     (12,868)
Depreciation                                                         2,363        1,921
Merger expenses                                                     (1,908)          --
Loss on disposal of tangible fixed assets                              283           --
Deferred income                                                       (115)        (188)
Movement in stocks                                                     120           91
Movement in debtors                                                    706           25
Movement in creditors                                                 (489)         191
-----------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                         (12,664)     (10,828)
-----------------------------------------------------------------------------------------

NOTES TO THE PRELIMINARY RESULTS

1. The financial information set out above is an abridged version of the Group's full accounts for the year ended 31 March 2000. The full accounts for 2000 have not been filed with the Registrar of Companies and have not been reported on by the Group's auditors. The full accounts for the year ended 31 March 1999 received an unqualified report and have been filed with the Registrar of Companies.

2. Loss per share is based on attributable losses of (pound)15,454,000 (1999: (pound)13,017,000) and on a weighted average number of shares in issue during the year of 147,159,307 (1999: 131,747,841). Diluted loss per share is based on a weighted average number of shares of 147,275,946 (1999: 131,795,974).

3.       EXCEPTIONAL ITEM (MERGER COSTS)

         The exceptional item of (pound)1,908,000 relates to the transaction costs associated with the merger of Proteus International plc and Therapeutic Antibodies Inc on 15 September 1999.

4.       BASIS OF PREPARATION

         The merger of Proteus International plc and Therapeutic Antibodies Inc has been accounted for using the merger principles set out in Financial Reporting Standard 6. Accordingly, the financial information for the current period has been presented, and that for prior periods restated as if the businesses had been merged throughout the current and comparative reporting periods. The Group has utilised the merger relief provisions available and the issue of shares in respect of the merger has been recorded at nominal value.

5.       ACCOUNTING POLICY ADJUSTMENT

         The accounting policies of Proteus International plc and Therapeutic Antibodies Inc have been compared following the merger. As a result, (pound)431,000 of previously capitalised patent fees on the books of Therapeutic Antibodies Inc were written off in accordance with the group accounting policy regarding patents.

         Except for accounting for patent costs, there were no significant adjustments required to the results or the net assets of the business prior to the merger in order to harmonise accounting policies.

6.       POST BALANCE SHEET EVENT

         On 31 May 2000 the Group received (pound)5.2 million net of expenses from the issue of unsecured convertible debentures. The debentures carry interest at the rate of 4 per cent, per annum and, together with the interest accrued thereon, are convertible into ordinary shares on or prior to 30 May 2003.

7. The 2000 Annual General Meeting of the members of Protherics will be held at the offices of WestLB Panmure Limited, New Broad Street House, 35 New Broad Street, London EC2M 1SQ on 25 July 2000 at 10.00 am.

         Copies of this statement will be available to the public at the Company's registered office at Beechfield House, Lyme Green Business Park, Macclesfield, Cheshire SK11 0JL.